Exhibit 99.3

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name:	Copernic

End date of last completed fiscal year:	December 31, 2009

<<Market value of listed or quoted securities>>:

Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year	(i)
2,091,437

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal	(ii)
year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)
2.14

Market value of class or series	(i) X (ii)	(A)
=
4,475,675

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a	(B)
marketplace in Canada or the United States of America at the end of the last completed fiscal year)

___________

<<Market value of other securities at end of the last completed fiscal year>>:

(See paragraph 2.7(b) of the Rule)

(Provide details of how value was determined)	(C)

__________

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)	(D)

__________

Capitalization for the last completed fiscal year

(Add market value of all classes and series of securities)
(A) + (B) + (C) + (D) =
4,475,675

Participation Fee
$600
(From Appendix A of the Rule, select the participation fee

beside the capitalization calculated above)

Late Fee, if applicable

(As determined under section 2.5 of the Rule)

__________